Exhibit 23.1
CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
We have issued our report dated March 21, 2025 with respect to the statements of revenues and direct operating expenses attributable to certain mineral and royalty interests of Diamondback Energy, Inc. and several of its subsidiaries, Endeavor Energy Resources, LP, 1979 Royalties, LP and 1979 Royalties GP, LLC, for the years ended December 31, 2024 and 2023, included in the definitive proxy statement on Schedule DEFM 14A of Viper Energy, Inc. filed on March 31, 2025, which are incorporated by reference into this Current Report of Viper Energy, Inc. on Form 8-K. We consent to the incorporation by reference of the aforementioned report in the Registration Statements of Viper Energy, Inc. on Forms S-3 (File No. 333-277668, File No. 333-282039 and File No. 333-286315) and Form S-8 (File No. 333-196971).

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma
May 5, 2025